Greenpro Capital Corp.

Corporate Governance and Nominating Committee Charter

I.	PURPOSE

The Corporate Governance and Nominating Committee (the “Committee”) is a standing committee appointed by the Board of Directors (the “Board”) of Greenpro Capital Corp. (the “Company”) and is mainly responsible for governance functions and nominating functions. The Committee’s responsibilities include: (1) overseeing and evaluating the Board’s performance and the Company’s compliance with applicable corporate governance regulations, guidelines and principles, (2) identifying individuals qualified to become Board members, (3) making recommendations to the Board regarding proposed nominees for Board membership, and (4) making recommendation to the Board regarding directors to serve on each standing committee.

II.	COMMITTEE MEMBERSHIP

●	The Committee shall be comprised of no fewer than two members as determined from time to time by the Board.

●	Each member of the Committee shall meet the “independence” requirements of U.S. securities laws and of any U.S. or foreign national securities exchange on which the Company’s stock may be listed from time to time. Notwithstanding anything to the contrary in this charter, if permitted by applicable SEC and stock exchange laws and regulations in effect from time to time, the Board may appoint one or more members to the Committee that do not meet the requirements for independence.

●	The members and chair of the Committee shall be appointed and removed by the Board.

III.	AUTHORITY OF THE COMMITTEE

The Committee:

a)	shall have reasonable access to all information necessary in fulfilling its responsibilities and all employees shall be directed to cooperate as reasonably requested by members of the Committee;

b)	shall have the sole authority to obtain advice and assistance from outside legal or other advisors in its sole discretion to assist the Committee in fulfilling its responsibilities;

c)	shall have the sole authority to retain and terminate any search firm to be used to identify director candidates and shall have sole authority to approve the search firm’s fees and other retention terms;

d)	may require officers and employees of the Company to produce such information and reports as the Committee may deem appropriate in fulfilling its responsibilities;

e)	shall have the authority to delegate any of its responsibilities to subcommittees as it may deem appropriate in its sole discretion; and

f)	shall have such other authority as may be delegated by resolution of the Board.

IV.	COMPOSITION

4.1 Membership

The Committee will consist of:

●	non-executive independent directors; and
●	a minimum of two members.

The members will be appointed by the Board.

If a member ceases to be a director of the Board, that member ceases to be a member of the Committee.

4.2 Chair

The Chair of the Committee:

●	will be appointed by the Board;
●	will be an independent director; and
●	may be the Chair of the Board.

If the Chair of the Committee is unable to attend a Committee meeting, the Chair, or the members present, will appoint another member who is an independent director to act as Chair at that meeting.

V.	MEETINGS

5.1 Frequency of meetings

The Committee shall meet at such times and with such frequency as the Committee shall determinate as appropriate to meet its responsibilities. Additional Committee meetings may be convened as the Chair of the Committee considers necessary, taking in to account requests from any other member of the Committee.

5.2 Quorum

A majority of the total number of members of the Committee shall constitute a quorum at all Committee meetings.

5.3 Minutes of Meeting

Meetings may be in person, telephonically or through video conference, and actions may be taken by unanimous written consent. The Committee will maintain written minutes of its meetings and copies of its actions by written consent, and will cause such minutes and copies of written consents to be filed with the minutes of the meetings of the Board. The Chair will periodically report to the Board on the Committee’s deliberations and actions. The minutes of the Committee and actions by the unanimous written consent of the Committee members will be made available to the other members of the Board.

VI.	RESPONSIBILITIES OF THE COMMITTEE

6.1 Corporate Governance

The Committee shall:

a)	oversee all aspects of the Company’s corporate governance functions on behalf of the Board;

b)	recommend to the Board corporate governance polices, practices and procedures applicable to the Company;

c)	monitor compliance with the corporate governance policies and provide advice on issues of corporate governance to the Board;

d)	monitor and assess the relationship between the Board and management and make such recommendations as it may deem necessary with a view to ensuring that the Board is able to function independently of management;

e)	review and recommend for approval to the Board any changes requested by management regarding the Company’s corporate disclosure policies, and periodically review and if desirable recommend to the Board amendments to the Company’s corporate governance policies, including its policy with respect to insider trading in the Company’s securities and its codes of business conduct and ethics for directors, officers and employees; and

f)	annually review its own performance.

6.2 Director Nomination and Evaluation

The Committee shall:

a)	make recommendations to the Board regarding minimum qualifications of director candidates, and processes for identifying and nominating directors;

b)	evaluate the business experience, specialized skills and experience of director candidates. Diversity of background and experience, including diversity of race, ethnicity, international background, gender and age, may be considered by the Committee when evaluating candidates for Board membership;

c)	determine each proposed nominee’s qualifications for service on the Board and conduct appropriate inquiries into the backgrounds and qualifications of possible nominees. Each nominee should be a person of integrity and be committed to devoting the time and attention necessary to fulfill his or her duties to the Company;

d)	consider issues involving possible conflicts of interest of directors and potential directors;

e)	identify individuals qualified to become Board members, select or recommend director nominees, and recommend to the Board the director nominees for the next annual meeting of shareholders;

f)	evaluate and recommend to the Board when new members should be added to the Board, and recommend a replacement member to the Board when a vacancy occurs on the Board by reason of disqualification, resignation, retirement, or death; and

g)	evaluate the performance of each director before recommending to the Board his or her nomination for an additional term as director.

VII.	RESOURCES AND AUTHORITY

The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including full access to the Company’s executives, as necessary, as well as the authority to select, retain, terminate and approve the fees and other retention terms of search firms used to assist in the identification of director candidates, as well as special counsel or other experts or other consultants, as it deems appropriate to assist the Committee in the performance of its responsibilities.

Adopted: March 17, 2017